December 4, 2006 Confidential Via Federal Express	Jeffrey C. Thacker Jeff.Thacker@hellerehrman.com Direct +1.858.450.5765 Direct Fax +1.858.587.5920 Main +1.858.450.8400 Fax +1.858.450.8499 39850.0001

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 6010
Washington, DC 20549
Attn: Vanessa Robertson

Re:                             iVOW, Inc.
Item 4.01 Form 8-K
Filed November 24, 2006
File No. 000-22743

Dear Ms. Robertson:

This letter responds to your letter dated November 27, 2006, setting forth the Staff’s comments regarding the Form 8-K filed November 24, 2006 relating to the resignation of iVOW, Inc.’s (the “Company”) independent registered public accounting firm, filed by the Company on November 24, 2006.  References to page numbers in this letter correspond to the page numbers on the copy of the Form 8-K enclosed herewith.  Please note that the Staff’s comments are indicated below in italics type and are followed by the Company’s response to such comments.

Item 4.01

1.                                       Please revise the fifth paragraph of your filing to state whether during the registrant’s two most recent fiscal years and any subsequent interim period preceding resignation, there were any disagreements with the former accountant.  You should specify the “subsequent interim period” as the “interim period through November 21, 2006.”

Response:

The Company has revised the Form 8-K to incorporate the Staff’s comments.

2.                                       To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountant stating whether the accountant agrees with the statements made in your revised Form 8-K.

Heller Ehrman LLP   4350 La Jolla Village Drive, 7th Floor   San Diego, CA  92122-1246   www.hellerehrman.com

Anchorage     Beijing     Hong Kong     Los Angeles     Madison, WI     New York     San Diego     San Francisco     Seattle Silicon Valley     Singapore     Washington, D.C.

Response:

The Company forwarded the amended 8-K to J. H. Cohn LLP for its review and comment.  As requested, the Company attached a copy of J. H. Cohn LLP’s letter to the amended filing of its Form 8-K.

*              *              *

At your request, the Company has authorized us to acknowledge to you on behalf of the Company, that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you very much for your assistance in expediting this matter.  Please contact Jeff Thacker at (858) 450-5765 or Jamie Christopher at (858) 450-8416 if you have any questions regarding the foregoing.

Very truly yours,

/s/ Jeffrey C. Thacker
Jeffrey C. Thacker

Enclosure

cc:	John Lyon, iVOW, Inc. (w/o encl.)
Richard M. Gomberg, iVOW, Inc. (w/o encl.)